As filed with the Securities and Exchange Commission on August 27, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AURORA CANNABIS INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

CURALEAF HOLDINGS, INC.

(Bidder)

Common Shares

(Title of Class of Securities)

05156X850 (CUSIP Number of Class of Securities (if applicable))

Boris Jordan

250 Harbor Drive

Third Floor

Stamford, Connecticut 06902

(781) 451-0150

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

August 18, 2026

(Date tender offer first published, sent or given to securityholders)

EXPLANATORY NOTE

The bidder hereby amends the Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on August 18, 2026 (the "Initial Schedule 14D-1F"), to include as an exhibit its Material Change Report dated August 26, 2026, filed on SEDAR+ in connection with the commencement of its previously announced proposal to purchase all of the issued and outstanding shares of Aurora Cannabis Inc.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents.

Offer to Purchase and Circular, dated as of August 18, 2026 (“Offer to Purchase and Circular”), including the Letter of Transmittal and Notice of Guaranteed Delivery.*

Item 2. Informational Legends.

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated as of August 18, 2026.*

* Previously filed with the bidder’s Schedule 14D-1F, dated August 18, 2026.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description
1.1*	Offer to Purchase and Circular dated as of August 18, 2026
1.2*	Letter of Transmittal
1.3*	Notice of Guaranteed Delivery
2.1*	Press release, dated August 11, 2026 announcing Curaleaf Holdings, Inc.’s intention to launch a take-over bid for Aurora Cannabis.
2.2*	Press release dated August 18, 2026 relating to Curaleaf Holdings, Inc.’s offer for all outstanding common shares of Aurora Cannabis Inc.
2.3	Material Change Report, dated August 26, 2026.
3.1*	Audited Consolidated Financial Statements of Curaleaf Holdings, Inc. for the fiscal year ended December 31, 2025 including the notes thereto and the independent auditors report thereon
3.2*	Management’s Discussion and Analysis of Curaleaf Holdings, Inc. with respect to the fiscal year ended December 31, 2025
3.3*	Annual Information form of Curaleaf Holdings, Inc. dated February 26, 2026 for the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025
3.4*	Management Information Circular of Curaleaf Holdings, Inc. dated May 7, 2026, and supplemented on June 15, 2026, in connection with the Annual and Special Meeting of Curaleaf Holdings, Inc.’s Shareholders held on June 22, 2026
3.5*	Unaudited Condensed Interim Consolidated Financial Statements of Curaleaf Holdings, Inc. for the three and six months ended June 30, 2026
3.6*	Management’s Discussion and Analysis of Curaleaf Holdings, Inc. with respect to the Interim Consolidated Financial Statements for the three and six months ended June 30, 2026
3.7*	Material Change Report of Curaleaf Holdings, Inc. dated June 15, 2026 in respect of the approval by the board of directors of the Offeror of the Reverse Stock Split
4.1*	Consent of PKF O’Connor Davies, LLP
4.2*	Consent of Dentons Canada LLP
4.3*	Consent of Dentons US LLP
4.4*	Form F-X
107**	Filing Fee Table

*	Incorporated herein by reference to Registration Statement on Form F-80 filed with the SEC on August 18, 2026.
**	Previously filed.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c) The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

Item 2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Curaleaf Holdings, Inc.
Edward Kremer
Chief Financial Officer

Date: August 27, 2026